SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 205




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For April 2, 2004




                               CHILESAT CORP S.A.
                          (formerly Telex-Chile S.A.)
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       CHILESAT CORP S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



             TABLE OF CONTENTS

     1.   A recent press release made by the Company on April 1, 2004.

                          FOR IMMEDIATE PUBLICATION


                Contact:   Fernando Escrich - Finance Manager
                           Chilesat Corp S.A. (Formerly Telex-Chile S.A.) Phone (562) 582-5786 - Fax (562) 582-5116
                           E-mail: fernando.escrich@chilesat.cl


      CHILESAT CORP S.A. ANNOUNCES ITS CONSOLIDATED RESULTS FOR FISCAL
                                 YEAR 2003.


            (Santiago, Chile, April 1, 2004). Chilesat Corp S.A.
            (formerly Telex-Chile S.A.) released its consolidated
               financial statements for the Fiscal Year 2003.

The Net Result of Chilesat Corp for December 2003 improved 29% with respect to the same period in the previous year, as the loss decreased from Ch$13,656 million to Ch$9,698 million.

The Operating Results of the Company improved by 12% reaching a loss of Ch$7,917 million in 2003 which is compared positively with the loss for the fiscal year 2002, of Ch$8,985 million.

The EBITDA of the Company was Ch$3,399 million in fiscal year 2003. In terms of quarters, a constant improvement occurred, which was reflected in a rate of 45.75% of quarterly increase considering as a base the first quarter of 2003 (the EBITDA were: Ch$399 million, Ch$778 million, Ch$990 million and Ch$1,235 million for each quarter respectively.)

If the effect derived from the closing of the operations of the affiliate Texcom USA in April 2003 is discounted, the EBITDA of Chilesat Corp shows an improvement of Ch$1,290 million amounting to Ch$4,689 million as of December 2003.

Consistent with its corporate strategy, the Company has made important investments aimed at diversifying and increasing the capacity of its networks as well as the quality of the solutions it offers. 34% of these investments were performed based on an increase in contracts signed with new clients with a term of 36 months; thus, only part of the increase in income derived from those agreements occurred in fiscal year 2003 and the rest will be materialized as of fiscal year 2004 and following.

The rest of the investments were mainly focused on the expansion of the infrastructure to provide local telephony service in the 24 primary zones of the country, in strengthening the data system IP/MPLS, and in extending the capacity of the transmission network. Worth mentioning is the effort made for developing an ambitious local telephony project, which currently provides services in the country's six main primary zones, areas that contain 80% of telephonic service demand. Coverage and operations relating to this project will soon be initiated in the remaining 24 primary zones. This solution is based on a modern technological platform that combines traditional circuit commuting technology with IP technology and permits the Company to provide one of the most versatile solutions for telephone service requirements, especially for the corporate segment.

The Chilean operation, which mainly represents the Company's core business, experienced an increase in income of 5%, increasing from Ch$40,194 million to Ch$42,053 million for fiscal year 2002 and 2003 respectively. The above is the result of the implementation of the Company's strategy that seeks to increase its share in the Corporate segment through an integrated provision of Data and Voice Network services through its affiliate Chilesat Servicios Empresariales S.A. The income of this line of business increased by 14% with respect to the same period in 2002, increasing from Ch$5,301 million to Ch$6,050 million. Thus, during 2003 important clients have been attracted, that have trusted their communications platform to Chilesat.

The capacity of maintaining and increasing profits in long distance operations is also outstanding, with a remarkable performance. In relation to this, the Company has maintained a market share of approximately 27% in the residential segment and in turn has increased its share in long distance services of the corporate segment, reaching 12% of said market. However, a contraction in domestic long distance market traffic of 12% took place; the traffic of Chilesat only decreased by 6% and it was able to maintain its income with significant variations, as the consequence of a policy for increasing the profits of this business throughout 2003.

Operating costs of Chilesat Corp and Affiliates decreased by 3%. This is mainly due to the closing of Texcom USA during the period 2003, which generated savings of Ch$2,127 million. This was partially compensated by greater access charges of Ch$1,305 million and correspondent work for Ch$1,077 million due to the increase in international traffic, apart from a larger volume in the value added services business.

Administrative and selling expenses decreased by 5%, due to a drop in the provision of uncollectibles as a result of better collection management and lower costs associated with the closing of operations in the United States. These savings have permitted the Company to strengthen the areas dedicated to client service and corporate segment sales, as well as to increase promotion in mass media of long distance calls, value added and Internet, in the individuals segment, and data networks, dedicated telephony and Internet in the corporate segment.

Non operating results improved by Ch$2,786 million (57%) with respect to the same period in 2002. This is mainly due to a greater non-operating income of Ch$4,335 million, better results due to rates of exchange, of Ch$2,684 million, and lower financial expenses of Ch$1,585 million. This was partially compensated by greater non-operating disbursements of Ch$5,600 million.

                                    * * *

The press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Telex-Chile's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factor, among others, could cause actual results to differ materially from those described in the forward-looking statements: the effects of the Company's corporate services strategy. For a detailed discussion of these and other risks, please refer to the Form 20-F filed with the U.S. Securities and Exchange Commission.

CHILESAT CORP S.A.
CONSOLIDATED RESULTS AT DECEMBER 31, 2003
(PREPARED IN ACCORDANCE WITH CHILEAN GAAP)
MILLIONS OF US DOLLARS AND CONSTANT CHILEAN PESOS AT DECEMBER 31, 2003

INCOME STATEMENT                                UP TO 31/12/03   UP TO 31/12/03  UP TO 31/12/03  UP TO 31/12/03
                                                 Millions CH$     Millions CH$    Millions US$    Millions US$
                                                --------------    ------------   --------------  ---------------

REVENUES

CHILESAT S.A.                                          35.095          33.379          59,10           56,20
CHILESAT SERVS EMPRESARIALES S.A.                       6.050           5.301          10,19            8,93
CHILESAT CORP S.A.                                         28              42           0,05            0,07
SUPARTNER                                                 286             131           0,48            0,22
TEXCOM S.A.                                             1.768           5.329           2,98            8,97
TELSYS A.A.                                                40              50           0,07            0,08
TOTAL REVENUES                                         43.267          44.232          72,87           74,48

    ACCES CHARGES                                      (6.443)         (5.138)        (10,85)          (8,65)
    OTHER OPERATING COST                              (16.299)        (17.646)        (27,45)         (29,72)
    DEPRECIATIONS                                     (10.046)        (10.967)        (16,92)         (18,47)
  GROSS INCOME                                         10.479          10.481          17,65           17,64
    S&G A. EXPENSES (Without Provisions)              (15.907)        (16.169)        (26,79)         (27,23)
    PROVISION FOR TRADE DEBTORS                        (1.219)         (1.823)         (2,05)          (3,07)
    DEPRECIATIONS                                      (1.267)         (1.466)         (2,13)          (2,47)
    AMORTIZATION                                           (3)             (8)         (0,01)          (0,01)
    S&G A. EXPENSES                                   (18.396)        (19.466)        (30,98)         (32,78)
OPERATING INCOME                                       (7.917)         (8.985)        (13,33)         (15,14)
    +DEPRECIATION AND AMORTIZATION                     11.316          12.441          19,06           20,95
EBITDA                                                  3.399           3.456           5,73            5,81

NON OPERATING RESULTS
  FINANCIAL INCOME                                        423             684           0,71            1,15
  OTHER NON-OPERATING INCOME                            7.642           3.307          12,87            5,57
  FINANCIAL EXPENSES                                   (2.059)         (3.644)         (3,47)          (6,14)
  OTHER NON OPERATING EXPENSES                         (9.089)         (3.489)        (15,31)          (5,88)
  LOSS ON INVESTMENTS IN RELATED COMPANIES                  0            (317)            --           (0,53)
  AMORTIZATION OF GOODWILL                                (29)            (25)         (0,05)          (0,04)
  PRICE LEVEL RESTATEMENT                                (139)            131          (0,23)           0,22
  DIFFERENCE IN EXCHANGE RATE                           1.185          (1.499)          2,00           (2,52)
TOTAL NON OPERATING RESULT                             (2.066)         (4.852)         (3,48)          (8,17)

RESULT BEFORE TAXES
  INCOME TAXES                                         (9.983)        (13.837)        (16,81)         (23,31)
  MINORITARY INTEREST                                     (16)            (20)         (0,03)          (0,03)
  AMORTIZATION NEGATIVE GOODWILL                          301             201           0,51            0,34
                                                            0               0             --              --
NET RESULT                                             (9.698)        (13.656)        (16,33)         (23,00)


(1)  US$=593.8
(2) The affiliate Texcom USA (Nacs Communications Inc.) is de-consolited starting at may 01 2003.

                              CHILESAT CORP S.A.

                                  SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                 CHILESAT CORP S.A.


                                 By:  /s/ Fernando Escrich Juleff
                                    ---------------------------------------
                                      Name:   Fernando Escrich Juleff
                                      Title:  Chief Financial Officer


Dated:  April 2, 2004